Exhibit (a)(7)
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                     WESTERN REAL ESTATE INVESTMENTS, LLC

                       NEW OFFER PRICE OF $122 PER UNIT


      Western Real Estate Investments, LLC has increased its offer to purchase Units in Resources Accrued Mortgage Investors 2, L.P. (the "Partnership") to $122 per Unit. This price is $2 more than a competing offer made by Bighorn Associates, LLC and is the highest available offer for your Units. Our offer expires on 12:00 midnight, New York City Time on March 15, 2001.

      . Our increased offer is being made on the same terms and conditions as our original Offer. YOU WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR TRANSFER FEES.

      . If you already tendered to Western Real Estates Investments, LLC and have not withdrawn your tender you will automatically receive the benefit of our increased $122 Offer. NO FURTHER ACTION IS NECESSARY.

      . If you have previously tendered to Western Real Estate Investments, LLC and have withdrawn your tender, you will need to resubmit to us a duly completed copy of the GOLD letter of transmittal in order to receive the benefit of our increased $122 offer.

      . If you tendered your Units in the competing offer, you may still tender to us and receive the benefit of our increased $122 Offer by completing the gold letter of transmittal, duly executing the letter of transmittal and delivering the letter of transmittal to us by no later than March 15, 2001 AND completing the Notice of Withdrawal of Previously Tendered Units of Limited Partnership Interest and returning it to American Stock Transfer & Trust Company, pursuant to the information set forth on the Notice of Withdrawal.

      . In the event that you receive any future offers, including offers from Bighorn Associates LLC, please contact us at
            (800) 420-7065 before signing any documentation, as we may have again increased our Offer.


      You may have already received an additional letter from the general partners of your partnership dated February 16, 2001. We remain disappointed but not surprised by the position being taken by the general partners. Our offer is higher than that of Bighorn Associates LLC and due to our efforts, we have seen the offer price from your Units rise from Bighorn's initial offer of $90 to our current offer of $122, a 36% increase.

      Please consider when making a decision whether to tender to us or accept the competing tender:

      . Your general partners and Bighorn are affiliated. They can recommend against our HIGHER offer yet take a neutral position with respect to the offer of their affiliate. It is our opinion that the recent activities of the general partners are based on protecting the interest of their affiliated entity --Bighorn, so that Bighorn (and, therefore, the general partners) can acquire more Units at a reduced price.






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      .     With respect to our rejected offer of $15,000,000, we remain ready, willing and able to enter into negotiations to acquire the Partnership's remaining asset. We feel this is a fair price based, in part, on our familiarship with the Reno real estate market and the Partnership's public compliance filings and Bighorn's tender offer which reflected a net value of $15,341,000. It seems odd that suddenly your general partners believe that, IF certain favorable events were to occur, the underlying property could have a value as high as $19,000,000. Are you willing to take the gamble that your general partners can predict the future and be able to extract a higher value for the property and even if they do, how long will it take to get to that number? Our $15,000,000 offer, had it been accepted, would have allowed ALL OF US to have liquidity with respect to our ownership interests, which liquidity is long overdue.

      . Why didn't the general partners ever exercise their right to have the underlying property appraised, as we have been requesting for the past 18 months?


      Please refer to our Offer to Purchase dated February 9, 2001 for additional information about the Offer and the tendering process.

      If you have any questions or need assistance, please call the Depositary at (800) 420-7065.



                               Western Real Estate Investments, LLC



March 2, 2001



































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